UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Cramer, Gerald B
   707 Westchester Avenue
   White Plains, NY  10604
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   07/20/00
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   ProxyMed, Inc.
   PILL
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Director
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock, par value $.001              |3,750                 |I               |Partnership with children                      |
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Common Stock, par value $.001              |6,000                 |I               |Spousal Account                                |
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Common Stock, par value $.001              |75,000                |D               |                                               |
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Common Stock, par value $.001              |77,125                |D               |                                               |
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Common Stock, par value $.001              |77,125                |D               |                                               |
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Common Stock, par value $.001              |10,000                |I               |Brother                                        |
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Common Stock, par value $.001              |5,000                 |I               |Sister                                         |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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
Warrant                 |6/10/99  |6/10/04  |Common Stock, par value|14,167   |$10.00    |D            |Trust - Personal           |
                        |         |         | $.001                 |         |          |             |                           |
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Warrant                 |6/10/99  |6/10/04  |Common Stock, par value|14,167   |$10.00    |I            |Trust - Joint              |
                        |         |         | $.001                 |         |          |             |                           |
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Warrant                 |07/07/01*|6/28/05  |Common Stock, par value|125,000  |$1.00**   |D            |Trust - Personal           |
                        |         |         | $.001                 |         |          |             |                           |
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Warrant                 |07/07/01*|6/28/05  |Common Stock, par value|125,000  |$1.00**   |I            |Trust - Joint              |
                        |         |         | $.001                 |         |          |             |                           |
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Warrant                 |07/07/01*|6/28/05  |Common Stock, par value|50,000   |$1.00**   |I            |Brother                    |
                        |         |         | $.001                 |         |          |             |                           |
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Series C 7% Convertible |N/A*     |N/A      |Preferred convertible i|250,000  |$1.00     |D            |Trust - Personal           |
Preferred Stock         |         |         |nto Common w/optional &|         |          |             |                           |
                        |         |         | Mandatory conversion r|         |          |             |                           |
                        |         |         |ights                  |         |          |             |                           |
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Series C 7% Convertible |N/A*     |N/A      |"                      |250,000  |$1.00     |I            |Trust - Joint              |
Preferred Stock         |         |         |                       |         |          |             |                           |
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Series C 7% Convertible |N/A*     |N/A      |"                      |100,000  |$1.00     |I            |Brother                    |
Preferred Stock         |         |         |                       |         |          |             |                           |
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
Explanation of Responses:
*Conversion and Warrant Shares are subject to a 12-month lockup, which may be extended an additional 12 months at the discretion of the Placement
Agent.
**Subject to anti-dilution adjustments as provided in the Warrant
Agreement.
SIGNATURE OF REPORTING PERSON
Gerald B. Cramer
DATE
July 26, 2000